Exhibit 99.1

1 1Q 2024 UPDATE

2 Disclaimer This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the “Company,” "we,” “us” or “our”) . Such statements are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . The Company’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted . Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including, among other things : the failure to obtain required regulatory approvals ; changes in Portuguese, Spanish, Moroccan, or European green energy plans ; the ability to maintain listing of the Company’s securities on the Nasdaq Stock Market ; the ability to obtain additional capital ; field conditions and the ability to increase production capacity ; supply chain competition ; changes adversely affecting the businesses in which the Company is engaged ; management of growth ; general economic conditions, including changes in the credit, debit, securities, financial or capital markets ; and the impact of any adverse public health developments on the Company’s business and operations . Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse . The forward - looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results . This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other financial instruments of Fusion Fuel . The Company cautions readers not to place undue reliance upon any forward - looking statements and projections, which speak only as of the date made . The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Financial Update Presentation The Company’s consolidated financial data discussed herein is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and is denominated in Euros (“EUR” or “€”) . The numbers discussed in this management letter have not been audited and therefore may vary to the final financial results disclosed by the Company as part of its annual report on Form 20 - F described below . The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated . The unaudited consolidated financial data should be regarded in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31 , 2023 , included in the Company's Annual Report on Form 20 - F for the year ended December 31 , 2023 . Use of Social Media as a Source of Material News The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company . It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information .

3 01 – MANAGEMENT LETTER

4 Dear Shareholders, In any new and fast - paced industry, it's essential to take a step back and appreciate the broader market and competitive dynamics at play . What we see is a green hydrogen sector at a crossroads . Following several years of innovation and capacity expansion, the supply side is no longer the bottleneck to achieving the targets established at the outset of the decade . Instead, a persistent “green premium”, a sluggish and uneven rollout of subsidy regimes, and a challenging project finance landscape have contributed to slower than expected demand development . This asymmetry has created a challenging environment for players across the value chain, characterized by strained balance sheets and underutilized production capacity . However, every challenge presents an opportunity, particularly for those with differentiated market positioning . While overall demand growth has been modest, we have seen an acceleration of demand across emerging use - cases, such as commercial mobility, steel, cement, and other industrial applications . These tend to be smaller - scale projects, often for own - consumption, and are therefore less dependent on project finance and long - term contracted offtake . Our modular, scalable HEVO - Chain system has proven to be a very compelling solution for these emerging applications, particularly in tandem with our end - to - end service proposition . In this context, we believe we have made significant strides in positioning our Company to capitalize on these evolving market dynamics . As we will discuss, our recent achievements underscore our differentiated position in the market and reflect the strong foundation we have laid for future growth . Commercial Update During the first quarter of 2024 , we observed continued traction across both our Technology and Engineering Services business lines . Currently, our third - party commercial pipeline includes 52 offers and proposals made across 16 markets, representing 230 MW of electrolyzer sales . The interest in our HEVO - Chain solution is significant and we are seeing considerable interest across several key use cases . We expect these opportunities to contribute to our 2024 revenues and provide a strong foundation for our 2025 revenues . In the second quarter of 2024 , we secured a small project — a 100 kW installation for a hospital in Spain . The client plans to use the green hydrogen generated to power the facility and capture the oxygen produced as a byproduct for medical applications . This project also includes an R&D workstream aimed at developing and testing new materials for the Gas Diffusion Layer and Porous Transport Layer within our HEVO micro - electrolyzer . We expect the R&D engagement to contribute additional technology and equipment supply revenue beyond the initial 100 kW system . Also in the second quarter of 2024 , we reached a critically important milestone with the installation of our first ever HEVO - Chain system at a cement company in Iberia . Although the facility is small - scale, with only 300 kW of electrolyzer capacity, its impact is substantial for several reasons . ▪ End - to - End Service Proposition : This project exemplifies our comprehensive service offering in action . In addition to deploying 15 of our turnkey HC - Cube modules, we provided the front - end design and engineering services for the entire facility, enabling us to capture a significantly larger portion of the total project spend .

5 ▪ Maintenance and Service Flexibility : Only five of the 720 HEVO micro - electrolyzers installed across the 15 HC - Cubes deployed to the project required replacement after testing, highlighting the flexibility and simplicity of our maintenance and service proposition . This also demonstrates the maturity of our product : we have produced over 10 , 000 HEVO units at our Benavente facility, showcasing our ability to deliver consistent, high - quality industrial production . ▪ Strategic Focus on Cement Manufacturing : Cement manufacturing is a key focus area for our commercial efforts . The use of green hydrogen within the cement production process is economically viable today, even without grants, and HEVO - Chain is particularly well - suited for this application . These projects tend to be smaller (under 3 MW), require continuous supply, and operate at low pressure, providing a material competitive and cost advantage (the next bid was more than double what Fusion Fuel quoted) . Additionally, as cement kilns take over four days to reach operating temperature, ensuring continuity of supply is critical . In this regard, the modularity of the HEVO - Chain is a true differentiator . ▪ Cultivating Follow - On Opportunities : With formal acceptance expected later this month, the client has already requested proposals for four additional projects across multiple geographies, ranging from 300 kW to 1 . 7 MW . This reflects the strong perception of our technology and expertise . It also reveals the effectiveness of our strategy of leveraging demonstration projects to create follow - on opportunities, an approach that will help us achieve scale, build long - term client relationships, and establish footholds in new markets . The successful rollout of our HEVO - Chain system also underscores several tangible commercial advantages that are proving to be highly relevant to our customers and the market more broadly . Our customer - centric approach to designing and engineering green hydrogen solutions is central to our unique market positioning . While other solutions may excel in specific areas, we believe the HEVO - Chain is best - in - class at what’s most important : making green hydrogen easy, practical, and accessible . The key advantages of our system include : ▪ Efficiency : Our market - leading system efficiency, combined with cost - effective low - amperage power equipment, reduces the overall costs of green hydrogen production . ▪ Availability : Our building - block design enables production to closely match variable power input ( 3 - 100 % nominal load), ensuring continuity of operation . ▪ Performance : Our decentralized, parallel architecture enhances system robustness, eliminates the contagion effect, and significantly reduces the cost and complexity of service and replacement (versus the series architecture of traditional systems in which overall production efficiency is governed by the least efficient membrane in the stack) . ▪ Scalability : Our plug - and - play modules, available in sizes as small as 20 kW, unlock customizable, small - scale deployment and flexibility in system design . Our commercial strategy has continued to evolve in light of observations from the first quarter, coalescing around two core changes : the tighter integration of engineering and advisory services, and the transition to a portfolio approach to technology sales . Historically, we have not broadly marketed our engineering

6 services, utilizing them as a shared service to support project delivery or enhance our positioning in competitive bids . However, during the quarter, we saw strong market demand for these offerings, including inbound requests for our engineering and advisory expertise on a standalone basis . In response, we have integrated these services into our broader proposal process . Of the five projects we currently have contracted, four include Engineering services, and over 80 % of our current proposals incorporate Engineering and Balance of Plant services . We believe this integration represents a unique source of advantage . We are one of only a few companies to have successfully developed multiple green hydrogen projects from start to finish, enabling us to capitalize on the significant gap in the market for hydrogen engineering experience in small - to - midsize projects . Furthermore, as the electrolyzer itself typically represents only 30 - 40 % of the total project cost, our holistic approach to providing the full scope of system delivery allows us to capture a substantially larger share of the project capex . In addition, we have sought to take a portfolio approach to our third - party commercial efforts as a means of capitalizing on the unique advantages of our modular HEVO - Chain solution . While we continue to focus on commercial opportunities below 5 MW – which we believe is the sweet spot for our technology – as the green hydrogen market begins to gain velocity, we want to ensure we are positioned to participate in that increased growth . The genesis of this shift lies in our aforementioned project for one of the global cement majors, which we consider highly strategic despite its modest 300 kW of electrolysis capacity . The significance lies in the client's global footprint, with dozens of production plants worldwide . By targeting opportunities with the potential for significant follow - on business, we aim to build on our successes across multiple locations . Once we understand the specific needs and characteristics of the application, the flexibility and scalability of our solution enable us to effectively replicate similar projects across geographies . The early returns have been promising . The client has requested proposals for follow - on projects at four additional sites, reflecting the value of our end - to - end service proposition and competitiveness of our technology in the cement sector . This shift in strategy has also served as a catalyst to broaden our geographic presence and establish a foothold in new markets . As a result, nearly half of our commercial pipeline is outside of Iberia, with our most recent addition being an opportunity to develop multiple refueling stations in Scandinavia, as well as projects in Australia, Israel and Canada . As discussed previously, we also obtained a very significant win during the first quarter when our Sines portfolio was designated an Important Project of Common European Interest, (‘IPCEI’), as discussed at length in previous communications . The importance of this development for a company of our size cannot be underestimated . With over € 800 million in estimated capex for the green hydrogen plant alone, our Sines project represents a monumental undertaking and is one of the largest green hydrogen projects announced to date with financing support . While we continue to view it as a highly attractive asset, its size and complexity bring inherent risks . We have been clear from the outset that undertaking this project alone is not an option ; we remain committed to identifying and securing the right partner to bring this cornerstone project to fruition . Just as there are multiple avenues to monetize the value of the Sines and IPCEI portfolio, so too can our partnership strategy take various forms . To that end, we are

7 currently in the due diligence and negotiation phase with a prospective partner . Our objective in these discussions is to ensure that we can monetize a portion of the project's overall value in the near term, while also baseloading the Company’s revenues over the next few years . The complexity of this project means that it is unlikely to be completed overnight, but we are encouraged by the significant interest we have received from this and other prospective partners and remain optimistic that the Sines portfolio will live up to its transformative potential . Financial Update Strengthening our balance sheet and capital position remains a key priority for 2024 . We have the following updates : ▪ Macquarie facility – we closed the first tranche of the facility ( $ 1 . 15 million) last month . We intend to work with Macquarie to finalize a second closing on the facility as soon as practicable . ▪ ATM – as disclosed previously, during February 2024 , and particularly after the European Commission accepted our HEVO - Portugal project as an IPCEI, we raised net proceeds of $ 6 . 4 million through our ATM program with $ 5 . 9 million raised on February 16 alone at an average sales price of $ 3 . 05 /share . The extraordinary trading volume following the IPCEI announcement allowed us to place shares at more attractive terms relative to the short - term bridge financing options we were considering . Following the drawdown of the first tranche of the Macquarie facility, the Company notified the placement agents of the termination of the ATM sales agreement . ▪ Financing options – we continue to explore financing options that complement the Macquarie facility and appropriately capitalize the business, all whilst simultaneously protecting shareholder value . Keeping with our theme of being as transparent as possible – and without sounding like the proverbial broken record – this is an iterative process, one which takes time . Management has taken steps to ensure it is positioned to move swiftly and decisively to take advantage of opportunities as they emerge, beginning with securing shareholder approval to allot securities in excess of the 20 % annual cap imposed under Irish law . In the interim, we will continue to rely on grant payments and cash inflows from our client business to help support our day - to - day operations . However, our priority remains unchanged : instead of kicking the can with a “band - aid” solution, our intention is to secure a strategic and structural financing that enables the Company to execute its business plan and accelerate its growth . Please refer to our investor presentation for our key financial results/metrics for the first quarter of 2024 . Closing Looking ahead, we have carved out a niche within the green hydrogen ecosystem that we believe is most likely to generate growth in the near - term . Our approach of focusing our commercial efforts on emergent applications that place a premium on green molecules, and on projects that are tangible and achievable, is driving meaningful traction in the market .

The successful rollout of our HEVO - Chain system and its numerous commercial advantages demonstrate our capability to deliver robust and scalable solutions that position us as a best - in - class provider within the markets in which we compete . In parallel, our end - to - end service proposition is a source of differentiation in the market, allowing us to capture a larger share of total project spend and position ourselves as a trusted advisor to our customers . Our strategy is yielding results, with notable wins in both our equipment sales and engineering services businesses, and substantial traction amongst the offers we currently have out in the market . Finally, the designation of our Sines portfolio as an IPCEI after nearly four years of diligence by the Portuguese government and the European Commission is a testament to our strategic vision . While this project offers no shortage of risks in its execution, it is undoubtedly the most significant catalyst for value - creation for our Company . Our proactive approach in seeking the right partner aims to secure near - term value and establish a strong revenue base for the coming years . As we continue to navigate what we hope to be short - lived liquidity concerns, we are optimistic that once resolved, there will be nothing keeping us from solidifying our position amongst the leaders in the green hydrogen space . We remain confident in our ability to capitalize on the growing demand for innovative, modular green hydrogen solutions and create substantial value for our shareholders . We appreciate your continued support and look forward to sharing our progress over the coming quarters . Yours Sincerely, 8

9 02 – Q1 HIGHLIGHTS & FINANCIALS

10 Key Developments in Q1 2024 ▪ Received notification of IPCEI approval from European Commission for 630 MW HEVO - Portugal Project ▪ Raised ~€6 million from at - the - market program to strengthen capital position ▪ Awarded €1.015 million grant from European Commission as part of H2tALENT consortium ▪ Received provisional grant approval for 25 MW HEVO - Aveiro green hydrogen project ▪ Convened EGM to secure shareholder approval allowing the Company to allot securities above 20% annual cap Subsequent Events ▪ Drew down on the first tranche ($1.15 million) of the Macquarie convertible note facility ▪ Completed installation of 300 kW HEVO - Chain system for global cement major ▪ Signed tech sale contract for 100 kW HEVO - Chain system for hospital client in Iberia ▪ Implemented portfolio approach with strategic commercial relationships with opportunity for multi - project follow - on

11 Key Figures 4Q 2023 1Q 2024 Key Financial results / metrics (€’000) Profit/loss 1,637 - Revenues (9,394) (54) Cost of goods sold (3,201) (4,260) SG&A (11,381) (5,139) Pre - tax loss Balance sheet 32,662 32,411 Non - current assets 1,147 1,503 Cash balance 3,672 4,371 Inventory 11,015 10,498 Trade payables 3,715 4,989 Equity Employees 124 117 Headcount at end of period (FTE) 53 : 71 51 : 66 Production staff : Non - production staff Grants 61,015 54,800 Grants Approved 11,353 11,353 Grant Payments Received to date

Executive Offices Ireland Fusion Fuel Green Plc. The Victorians 15 - 18 Earlsfort Terrace Saint Kevin's - Dublin 2 Ireland contact@fusion - fuel.eu Portugal Fusion Fuel Portugal Rua da Fábrica, S/N, Sabugo 2715 - 376 Almargem do Bispo Portugal contact@fusion - fuel.eu Shareholder Inquiries Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion - fuel.eu Shareholder inquiries can also be directed to Investor Relations via email at ir@fusion - fuel.eu Transfer Agent and Registrar for Ordinary Shares Questions from registered shareholders of Fusion Fuel Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to: Continental Stock Transfer & Trust Company 1 State Street New York, NY 10004 Attn: Ana Gois 12